SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Market Announcement

As reported in the Notes to Eletrobras' Financial Statements, Eletropaulo Eletricidade de São Paulo S.A. obtained a loan from Eletrobras in November 1986 through a Funding Agreement, or ECF – 1,046/1986.

During the implementation of the contract, the borrower raised questions about the frequency of the monetary adjustment due on the amount financed, and in December 1988 Eletropaulo commenced an action for payment in court against Eletrobras.

Thereafter Eletrobras filed a collection action against Eletropaulo, which was upheld.  After the final judgment of this action, with the split off of Eletropaulo and the constitution of CTEEP, discussions arose as to who ought to repay the debt.  As a resut Eletrobras initiated a settlement procedure, which is being processed in the 5th Civil Court of the Capital of Rio de Janeiro, under No. 0010021-19.1989.8.19.0001.

We hereby inform our shareholders and the market in general that on December 14, 2012 the judgement of the 5th Civil Court of Rio de Janeiro was published, stating that  Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., formerly Eletropaulo Eletricidade de São Paulo S.A., is responsible for the payment, from which the the amount deposited in court will be deducted.  The decision, however, is subject to appeal in accordance with civil proceedure law.

Rio de Janeiro, December 17, 2012.

Armando Casado de Araujo

Chief Financial and Investor Relation Officer